EXHIBIT 99.2
                                                                    ------------


ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                 THREE MONTHS ENDED                      YEAR ENDED
                                                                        DECEMBER 31     December 31      DECEMBER 31    December 31
(unaudited)                                                                    2004            2003             2004           2003
(in millions of Canadian dollars, except per share amounts)                       $               $                $              $
------------------------------------------------------------------------------------------------------------------------------------

Sales (note 1a)                                                               1,479           1,372            5,801          5,450
------------------------------------------------------------------------------------------------------------------------------------
Cost of products sold                                                         1,085           1,060            4,138          4,136
Distribution costs (note 1a)                                                    171             146              631            587
Countervailing and anti-dumping duties (notes 1a and 2)                         (40)             18               50             77
Selling, general and administrative expenses (note 1d)                           46              47              187            185
Mill closure elements (note 4)                                                   33              67               32             67
Amortization of plant and equipment (note 3)                                    515             220              966            687
Amortization of intangible assets                                                 4               4               16             16
Goodwill impairment                                                              --              21               --             21
------------------------------------------------------------------------------------------------------------------------------------
Operating loss from continuing operations                                      (335)           (211)            (219)          (326)
Financial expenses (note 6)                                                      95              93              388            389
Gain on translation of foreign currencies                                      (209)           (156)            (324)          (741)
Other expenses (income) (note 7)                                                  3               2              (16)             9
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before the following items          (224)           (150)            (267)            17
Income tax recovery                                                            (118)            (66)            (161)          (151)
Share of earnings from investments subject to significant influence              (2)             (1)              (6)             -
Non-controlling interests                                                         4              (5)              11            (10)
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                                     (108)            (78)            (111)           178
Earnings (loss) from discontinued operations (note 8)                            --              (3)              75             (3)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                            (108)            (81)             (36)           175
====================================================================================================================================

Per common share (basic and diluted)
  Earnings (loss) from continuing operations                                  (0.24)          (0.18)           (0.25)          0.40
  Net earnings (loss)                                                         (0.24)          (0.18)           (0.08)          0.40
====================================================================================================================================

Weighted average number of common
       shares outstanding (in millions)                                         440             440              440            440
====================================================================================================================================


CONSOLIDATED STATEMENTS OF DEFICIT

                                                                                 THREE MONTHS ENDED                      YEAR ENDED
                                                                        DECEMBER 31     December 31      DECEMBER 31    December 31
(unaudited)                                                                    2004            2003             2004           2003
(in millions of Canadian dollars)                                                 $               $                $              $
------------------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period - as reported                                     (362)           (304)            (395)          (497)
Cumulative effect of changes in accounting policies (note 1d)                    --              (5)              (6)            (2)
------------------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period - as restated                                     (362)           (309)            (401)          (499)
Net earnings (loss)                                                            (108)            (81)             (36)           175
Dividends declared                                                              (11)            (11)             (44)           (77)
------------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                         (481)           (401)            (481)          (401)
====================================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
Consolidated Statements of Cash Flows

                                                                                 THREE MONTHS ENDED                      YEAR ENDED
                                                                        DECEMBER 31     December 31      DECEMBER 31    December 31
(unaudited)                                                                    2004            2003             2004           2003
(in millions of Canadian dollars)                                                 $               $                $              $
------------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                                     (108)            (78)            (111)           178
Amortization                                                                    519             224              982            703
Goodwill impairment                                                              --              21               --             21
Future income taxes                                                            (117)            (72)            (169)          (156)
Gain on translation of foreign currency long-term debt                         (227)           (175)            (360)          (823)
Employee future benefits, excess of disbursements over expense                  (78)            (11)            (116)           (34)
Long-term portion of countervailing and anti-dumping duties receivable          (44)             --              (44)            --
Non-cash mill closure elements                                                   28              --               28             --
Gain on disposal of investment                                                   --              --              (25)            --
Share of earnings from investments subject to significant influence              (2)             (1)              (6)            --
Non-controlling interests                                                         4              (5)              11            (10)
Other non-cash items                                                              9               5               28             24
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (16)            (92)             218            (97)
Changes in non-cash operating working capital components                         76              91             (152)           158
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) continuing operating activities                        60              (1)              66             61
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                      169             190            1,380          1,595
Repayment of long-term debt                                                    (117)           (138)          (1,067)        (1,334)
Financing fees                                                                   --              --               (9)            (9)
Cash contributions by non-controlling interests                                  --              17                8             43
Dividends paid to shareholders                                                  (11)            (11)             (55)          (110)
Dividends and cash distributions paid to non-controlling interests               (7)             (8)             (18)            (8)
Net proceeds on issuance of shares                                               --              --               --              2
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities of continuing operations                    34              50              239            179
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                                     (140)           (100)            (385)          (262)
Additions to intangible assets                                                   --              (4)              (1)            (4)
Business acquisitions, net of cash acquired (note 5)                             --              --                8             --
Acquisition of non-controlling interests (note 5)                                --              --               (9)
Net proceeds on disposal of discontinued operations (note 8)                     --              --              112             --
Net proceeds on disposal of an investment (note 8)                               --              --               57             --
Net proceeds on disposal of property, plant and equipment and
       other assets                                                               4               7                4              7
Investments                                                                      (1)             (6)              (4)           (31)
Other                                                                            --              --               --            (22)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities of continuing operations               (137)           (103)            (218)          (312)
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents during the period              (43)            (54)              87            (72)
Foreign currency translation adjustment on cash                                  (3)             (4)              (5)           (21)
Cash and cash equivalents, beginning of period                                  181             111               53            146
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                        135              53              135             53
====================================================================================================================================

See accompanying Notes to consolidated financial statements

       Components of the changes in non-cash operating working capital
           Accounts receivable                                                   13             (24)            (100)           173
           Inventories                                                           16              36               16              7
           Prepaid expenses                                                      11              --               (1)            (3)
           Accounts payable and accrued liabilities                              36              79              (67)           (19)
                                                                                --------------------    ----------------------------
                                                                                 76              91             (152)           158
                                                                                --------------------    ----------------------------

       Cash outflows (inflows) during the period related to
           Interest on long-term debt                                            58              89              371            387
           Income taxes                                                           6              (7)              15            (10)
                                                                                --------------------    ----------------------------
                                                                                 64              82              386            377
                                                                                --------------------    ----------------------------

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheets

                                                                                                       DECEMBER 31     December 31
(unaudited)                                                                                                   2004            2003
(in millions of Canadian dollars)                                                                                $               $
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                                      135              53
Accounts receivable                                                                                            477             372
Inventories                                                                                                    727             755
Prepaid expenses                                                                                                63              58
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             1,402           1,238

Investments (note 8)                                                                                            20             273
Property, plant and equipment (note 3)                                                                       5,822           6,421
Intangible assets                                                                                              474             489
Employee future benefits                                                                                       176              56
Future income taxes                                                                                            392             296
Other assets                                                                                                   128              91
Goodwill                                                                                                     1,373           1,377
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             9,787          10,241
===================================================================================================================================



LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                                       960           1,048
Long-term debt due within one year                                                                             594             317
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             1,554           1,365

Long-term debt (note 9)                                                                                      4,340           4,641
Employee future benefits                                                                                       150             142
Future income taxes                                                                                            899             934
Deferred gain (note 8)                                                                                          --             122
Non-controlling interests                                                                                      118             167

SHAREHOLDERS' EQUITY
Capital stock                                                                                                3,517           3,517
Contributed surplus (note 1d)                                                                                   26              20
Deficit                                                                                                       (481)           (401)
Foreign currency translation adjustment                                                                       (336)           (266)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             2,726           2,870
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             9,787          10,241
===================================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars)

                                                              AMORTIZATION          OPERATING      ADDITIONS TO       SALES
THREE MONTHS ENDED DECEMBER 31, 2004                 SALES  AND IMPAIRMENT(1)   PROFIT (LOSS)(2) CAPITAL ASSETS(3)   VOLUME
--------------------------------------------------------------------------------------------------------------------------------
                                                         $               $                 $                  $
Newsprint                                              827             458              (393)               119       1,200 (A)
Value-added groundwood papers                          405              47               (21)                14         484 (A)
Wood products (4)                                      247              14                79                  7         549 (B)
--------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                1,479             519              (335)               140
--------------------------------------------------------------------------------------------------------------------------------

Three months ended December 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
Newsprint                                              802             164              (145)                43       1,201 (a)
Value-added groundwood papers                          389              45               (32)                48         463 (a)
Wood products (4)                                      181              36               (34)                13         476 (b)
--------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                1,372             245              (211)               104
================================================================================================================================


                                                              AMORTIZATION         OPERATING       ADDITIONS TO       SALES
YEAR ENDED DECEMBER 31, 2004                         SALES  AND IMPAIRMENT(1)   PROFIT (LOSS)(2) CAPITAL ASSETS(3)   VOLUME
--------------------------------------------------------------------------------------------------------------------------------
                                                         $               $                 $                  $
Newsprint                                            3,205             742              (332)               224       4,563 (A)
Value-added groundwood papers                        1,571             184               (45)               143       1,842 (A)
Wood products (4)                                    1,025              56               158                 19       2,169 (B)
--------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                5,801             982              (219)               386
================================================================================================================================

Year ended December 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
Newsprint                                            3,154             464              (190)               106       4,611 (a)
Value-added groundwood papers                        1,564             181               (50)               131       1,810 (a)
Wood products (4)                                      732              79               (86)                29       1,930 (b)
--------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                5,450             724              (326)               266
================================================================================================================================

(1) Amortization and impairment for the "Newsprint" segment includes an asset write down of $364 million in the three months and the year ended December 31, 2004 ($67 million of asset write-offs in the three months and the year ended December 31, 2003). Amortization and impairment for the "Wood Products" segment include a $21 million goodwill impairment charge in the three months and the year ended December 31, 2003.

(2) Operating loss for the "Newsprint" segment includes $30 million of mill closure elements and an asset write down of $364 million in the three months ended December 31, 2004 ($50 million of mill closure elements and $67 million of asset write-offs in the three months ended December 31,
     2003). It includes a mill closure elements charge of $25 million and an asset write down of $364 million in the year ended December 31, 2004 ($50 million of mill closure elements and $67 million of asset write-offs in the year ended December 31, 2003).

     Operating loss for the "Value-added groundwood papers" segment includes mill closure elements of $3 million in the three months ended December 31, 2004 ($17 million of mill closure elements in the three months ended December 31, 2003). It includes mill closure elements of $7 million and start-up costs of $7 million in the year ended December 31, 2004 ($17 million of mill closure elements in the year ended December 31, 2003).

     Operating profit (loss) for the "Wood Products" segment in the three months ended December 31, 2004 includes a countervailing and anti-dumping duties credit of $57 million ($21 million goodwill impairment charge in the three months ended December 31, 2003). Operating profit for the "Wood Products" segment in the year ended December 31, 2004 includes a countervailing and anti-dumping duties credit of $32 million ($21 million goodwill impairment charge in the year ended December 31, 2003).

(3)  Capital assets include property, plant and equipment and intangible assets.

(4) Wood products sales are presented net of inter-segment sales of $42 million in the three months ended December 31, 2004 ($47 million in the three months ended December 31, 2003) and $177 million for the year ended December 31, 2004 ($189 million for the year ended December 31, 2003).

      (a) in thousands of tonnes
      (b) in millions of board feet

                                                                                                     DECEMBER 31    December 31
                                                                                                            2004           2003
TOTAL ASSETS                                                                                                   $              $
--------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                                  6,015          6,592
Value-added groundwood papers                                                                              2,977          2,879
Wood products                                                                                                795            770
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                           9,787         10,241
================================================================================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
(Unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles and should be read in conjunction with the latest annual consolidated financial statements.

     These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2003, except for the following:


a)   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Effective January 1, 2004, the Company applied the new Section 1100 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), "GENERALLY ACCEPTED ACCOUNTING Principles", which eliminates "industry practice" as a possible source for consultation. As a result, the Company now records its distribution costs and its countervailing and anti-dumping duties as operating expenses, instead of as a reduction from gross sales to determine "Sales". This section was applied retroactively with restatement. Therefore, sales and operating expenses for the three months ended December 31, 2003 have been increased by $146 million of distribution costs and $18 million of countervailing and anti-dumping duties, respectively (sales and operating expenses for year ended December 31, 2003 have been increased by $587 million of distribution costs and $77 million of countervailing and anti-dumping duties, respectively).


b)   IMPAIRMENT OF LONG-LIVED ASSETS

     Effective January 1, 2004, the Company adopted the new Handbook section 3063, "IMPAIRMENT OF LONG-LIVED ASSETS", which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this new section had no impact on the Company's consolidated financial statements at the time of its initial application.


c)   ASSET RETIREMENT OBLIGATIONS

     Effective January 1, 2004, the Company adopted the new Handbook section 3110, "ASSET RETIREMENT OBLIGATIONS", which focuses on the recognition, measurement and disclosure of liabilities related to legal obligations associated with the retirement of tangible long-lived assets. The adoption of this new section had no impact on the Company's consolidated financial statements.


d)   STOCK-BASED COMPENSATION PLANS

     Effective January 1, 2004, the Company applied the new recommendation of Handbook section 3870, "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED Payments" that states that a fair value based method must be used. The intrinsic value method is no longer acceptable. The recommendation was applied retroactively with restatement for all stock options granted after January 1, 2002. As a result of this recommendation, "Contributed Surplus" and "Deficit" both increased by $6 million as of December 31, 2003. The restatement of prior period earnings resulted in an increase in "Selling, general and administrative expenses" of $1 million (nil per share) for the three months ended December 31, 2003 and of $4 million ($0.01 per share) for the year ended December 31, 2003.


e)   HEDGING RELATIONSHIPS

     Effective January 1, 2004, the Company applied Accounting Guideline ("AcG") AcG-13, "HEDGING RELATIONSHIPS", that presents its views on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The adoption of this new guideline had no impact on the Company's consolidated financial statements.

f)   REVENUE RECOGNITION

     Effective January 1, 2004, the Company applied the accounting treatments of Emerging Issues Committee ("EIC") EIC-141, "REVENUE Recognition", EIC-142, "REVENUE ARRANGEMENTS WITH MULTIPLE Deliverables" and EIC-143, "ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE Contracts". EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, "Revenue". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. The application of these accounting treatments has no impact on the Company's consolidated financial statements.


2.   COUNTERVAILING AND ANTI-DUMPING DUTIES

     On December 20, 2004, following the completion of the first administrative reviews, in the ongoing softwood lumber dispute, the industry-based countervailing and Abitibi-Consolidated specific anti-dumping deposit rates were lowered. As a result of these first administrative reviews, the Company recognized in the fourth quarter of 2004, a receivable of $62 million of which $44 million are related to the second and third administrative reviews, which are ongoing, and are presented as long-term receivables in Other Assets in the consolidated balance sheets.


3.   IMPAIRMENT OF LONG-LIVED ASSETS

     During the fourth quarter 2004, the Company recognized an impairment charge of $364 million ($235 million net of income taxes) related to the property, plant and equipment located in Sheldon, Texas, and Port-Alfred, Quebec, as these long-lived assets are no longer recoverable and exceed their fair value. The Company subsequently announced on January 26, 2005, the permanent shut-down of the Sheldon and Port-Alfred paper mills, due to excess paper production capacity in the general business, and high production costs. The book value of the land, the mills and the equipment has been written down to its fair value, representing the present value of the estimated net proceeds from dismantling, redeployment and disposal, based on experience with disposal value of similar assets. Those assets are included in the Newsprint reportable segment. The revenues that used to be generated from those impaired assets are now generated by the other mills of the Company.


4.   MILL CLOSURE ELEMENTS

     In the fourth quarter of 2004, the Company recorded a $33 million charge, of which $5 million represents additional costs resulting from the 2003 idling of the Lufkin, Texas and Port-Alfred paper mills, and $28 million results from the permanent closure of the Sheldon and Port-Alfred paper mills, related to a reserve for obsolescence and a provision for asset retirement obligation, pertaining to environmental matters.

     For 2004, the Company recorded a $32 million charge, of which $12 million represents additional costs resulting from the 2003 idling of the Lufkin and Port-Alfred paper mills, and $28 million results from the permanent closure of the Sheldon and Port-Alfred paper mills. A gain on disposal of $8 million, which resulted from the sale of air emission credits in the third quarter of 2004, is applied against this charge.

     The following table provides a reconciliation of the mill closure elements provision (excluding asset retirement obligations related to environmental matters and gain on sale of air emission credits) for the three months and the year ended December 31:

                                                                THREE MONTHS ENDED             YEAR ENDED
                                                                       DECEMBER 31            DECEMBER 31
                                                                  2004        2003       2004        2003
     (in millions of Canadian dollars)                               $           $          $           $
     -----------------------------------------------------------------------------------------------------
     Mill closure elements provision, beginning of period           19          --         62          15
     Mill closure elements incurred during the period                5          67         12          67
     Payments                                                       (7)         (5)       (57)        (20)
     -----------------------------------------------------------------------------------------------------
     Mill closure elements provision, end of period                 17          62         17          62
     =====================================================================================================

     The Company expects to pay the balance of the provision for mill closure elements in 2005.

5.   ACQUISITIONS

a)   ACQUISITIONS OF NON-CONTROLLING INTERESTS

     On June 2, 2004, the Company exercised its option, at the predetermined nominal amount of $7 million (US$5 million), to acquire the other joint venture partner's 50% non-controlling interest in Alabama River Newsprint Company and Alabama River Recycling Company. As part of this transaction, the Company renounced its loan receivable from the partner, and the partner renounced its right to the subordinated long-term debt. The book value of the non-controlling interest amounted to $90 million as at June 2, 2004. The $12 million excess of consideration over the book value of non-controlling interest has been allocated to property, plant and equipment.

     On June 17, 2004, the Company's joint venture Pan Asia Paper Co. Pte Ltd ("PanAsia") acquired an additionnal 15%, increasing its interest to 80% in a company created with Hebei Longteng Paper Corporation of China. PanAsia purchased the additionnal interest in this company through a cash payment to the partner equivalent to the book value of the non-controlling interest at that time. The Company's portion of the cash payment made by PanAsia was $2 million.

b)   BUSINESS ACQUISITIONS

     On May 17, 2004, the Company acquired the assets of Cooperative Forestiere Laterriere for a cash consideration of $10 million. The consideration paid was entirely allocated to property, plant and equipment. The results of the acquired business have been included in the consolidated financial statements since its effective date of acquisition.

     On July 1, 2004, the Company acquired, for a cash consideration of $14 million (US$10.5 million), an additionnal 2.5% interest in Augusta Newsprint Company, a company operating a newsprint mill located in Augusta, Georgia. As a result of this transaction, the Company's interest rose from 50% to 52.5% and control was obtained. Effective as at the date of acquisition and in accordance with Section 1590 of the Handbook, the Company's consolidated financial statements include all the accounts of Augusta Newsprint Company, which is no longer included on a proportionate consolidation basis. The effect of this business transaction has been reflected in the consolidated financial statements since the effective date of acquisition. The fair value of net assets acquired was as follows:

     (in millions of Canadian dollars)                                      $
     ------------------------------------------------------------------------

     Net assets acquired
        Cash                                                               32
        Other current assets                                               21
        Property, plant and equipement                                     63
        Future income tax assets                                            2
        Current liabilities                                               (11)
        Long-term debt                                                    (37)
        Employee future benefits                                           (9)
        Non-controlling interest                                          (51)
        Goodwill                                                            4
     ------------------------------------------------------------------------
     Fair value of net assets acquired                                     14
     ========================================================================

     All these acquisitions were accounted for using the purchase method of accounting, whereby the total cost of the acquisitions has been allocated to the assets acquired and to the liabilities assumed based upon their respective fair values at the effective date of acquisition.

6.   FINANCIAL EXPENSES

                                                               THREE MONTHS ENDED                          YEAR ENDED
                                                                      DECEMBER 31                         DECEMBER 31
                                                             2004            2003               2004             2003
     (in millions of Canadian dollars)                          $               $                  $                $
     -----------------------------------------------------------------------------------------------------------------
     Interest on long-term debt                                93              91                377              383
     Amortization of deferred financing fees                    3               2                  8                6
     Interest income                                           (2)             (1)                (4)              (7)
     Other                                                      1               1                  7                7
     -----------------------------------------------------------------------------------------------------------------
                                                               95              93                388              389
     =================================================================================================================


7.   OTHER EXPENSES (INCOME)
                                                               THREE MONTHS ENDED                          YEAR ENDED
                                                                      DECEMBER 31                         DECEMBER 31
                                                             2004            2003               2004             2003
     (in millions of Canadian dollars)                          $               $                  $                $
     -----------------------------------------------------------------------------------------------------------------

     Gain on disposal of investment (note 8)                   --              --                (25)              --
     Discount on sales of accounts receivable                   2               2                  7                8
     Gain on disposal of other assets                          --              (2)                --               (2)
     Other                                                      1               2                  2                3
     -----------------------------------------------------------------------------------------------------------------
                                                                3               2                (16)               9
     =================================================================================================================

8.   INVESTMENTS

                                                                                         DECEMBER 31      December 31
                                                                                                2004             2003
     (in millions of Canadian dollars)                                                             $                $
     -----------------------------------------------------------------------------------------------------------------
     Investments in companies and other entities subject to significant influence
        SFK Pulp General Partnership ("SFK GP")                                                   --              148
        Private entities                                                                          18               43

     Investments in other private companies, at cost                                               2               82
     -----------------------------------------------------------------------------------------------------------------
                                                                                                  20              273
     =================================================================================================================

     On February 27, 2004, the Company sold its remaining 25% interest in SFK GP for gross proceeds of $118 million. The Company recorded a gain of $85 million, before income taxes, after considering the original cost of the investment, the reversal of the deferred gain related to this investment and $6 million of transaction costs. This gain is included in earnings from discontinued operations in the consolidated statements of earnings.

     On May 19, 2004, the Company sold its 21% interest in Voyageur Panel Limited for gross proceeds of $57 million. The gain of $25 million, before income taxes, related to this transaction is included in other expenses (income) in the consolidated statements of earnings.

     On June 2, 2004, following the acquisition of the non-controlling interest in Alabama River Newsprint Company and Alabama River Recycling Company, the Company renounced its US$66 million loan receivable from the partner.


9.   LONG-TERM DEBT

     On June 15, 2004, the Company issued, through a private placement, US$200 million of 7.75% notes due 2011 and US$200 million of floating-rate notes due 2011. These notes have subsequently been exchanged for public notes pursuant to an exchange offer. The net proceeds of these issues were used to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company, to repay bank indebtedness and for general corporate purposes.

10.  STOCK-BASED COMPENSATION PLANS

a)   PERFORMANCE SHARE UNITS PLAN

     The Company decided to discontinue the performance share units ("PSUs") plan. All previously awarded PSUs will continue to become earned based on original PSU plan rules. As at December 31, 2004, 317,083 PSUs were outstanding, and there was no significant amount payable under this plan.


b)   RESTRICTED SHARE UNITS PLAN

     Effective January 1, 2004, the Company implemented a new restricted share unit ("RSUs") plan. This plan provides for the granting of RSUs to executives and senior managers and, on an exceptionnal basis, other selected high potential and/or high performing key employees. The vesting of RSUs will be entirely subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period (usually over 3 years). The Human Resources and Compensation Committee will approve on an annual basis the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance will be evaluated, as well as the vesting conditions. During the year ended December 31, 2004, the Company granted 693,320 RSUs. As at December 31, 2004, 685,511 RSUs were outstanding. During the year, under this plan, the Company has not incurred any significant expense, and there was no significant amount payable.


11.  EMPLOYEE FUTURE BENEFITS

     Total employee future benefits costs for the three months and the year ended December 31 are as follows:

                                                                  THREE MONTHS ENDED                    YEAR ENDED
                                                                         DECEMBER 31                   DECEMBER 31
                                                                2004            2003         2004             2003
     (in millions of Canadian dollars)                             $               $            $                $
     --------------------------------------------------------------------------------------------------------------
     Pension expense - defined contributions plans                 3               2           11               10
     Defined benefit pension and other benefit costs              20              20           82               73
     --------------------------------------------------------------------------------------------------------------
                                                                  23              22           93               83
     ==============================================================================================================

     In July 2004, the Company came to a five-year labour agreement with the employees of some of its newsprint and value-added groundwood paper mills. This labour agreement included improvements related to the defined benefit pension plans over the next 10 years and increased accrued benefits obligations by approximately $95 million.


12.  COMPARATIVE FIGURES

     Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.